                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the Fiscal Year Ended December 31, 1999 and 1998

                    OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


             COMMISSION FILE NUMBER 1-11846


A.  Full title of the Plan:
             APTARGROUP, INC. PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               APTARGROUP, INC.
               475 West Terra Cotta Avenue, Suite E
               Crystal Lake, Illinois 60014
               Telephone:  (815)  477-0424

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                                                                     Page
                                                                     ----
Report of Independent Accountants                                      1

Financial statements:

Statement of Net Assets Available for
    Benefits, at December 31, 1999 and 1998                            2

Statement of Changes in Net Assets Available
    for Benefits, for the years ended
    December 31, 1999 and 1998                                         3

Notes to Financial Statements                                         4-10

Supplemental schedules:

Assets held for investment purposes at
    December 31, 1999 and 1998 (Schedule I)                          11-14

Consent of Independent Accountants                                 Exhibit 23


Note: Certain supplementary schedules have been omitted because they are not applicable

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants and the
Administrative Committee of the
AptarGroup, Inc.
Profit Sharing and Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Chicago, Illinois

June 23, 2000

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                       STATEMENT OF NET ASSETS AVAILABLE
                                 FOR BENEFITS,
                         AT DECEMBER 31, 1999 AND 1998
                         -----------------------------

                                         1999         1998
                                      -----------  -----------
Assets:
 Investments, at market value
  Fidelity mutual funds
    Money Market Fund                 $ 7,325,805  $ 6,220,669
    Magellan Fund                      24,870,474   19,407,493
    Growth and Income Fund             12,879,284   11,343,711
    Managed Income Fund                 1,958,298    2,155,435
    Overseas Fund                       1,033,146      717,505
    Fidelity Asset Manager                809,725      341,549
  AptarGroup Stock Fund                 5,214,009    5,658,022
  Participant loans                     1,354,002    1,289,694
                                      -----------  -----------

 NET ASSETS AVAILABLE FOR BENEFITS    $55,444,743  $47,134,078
                                      ===========  ===========


        The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                 ----------------------------------------------

                                                     1999          1998
                                                 -----------   -----------
 Income from Investments:
  Dividends                                      $ 3,474,543   $ 2,003,494
  Interest                                           121,339       100,484

 Net appreciation in market value of assets        2,735,020     6,077,821

 Contributions:
  Participant                                      3,140,511     3,063,697
  Employer                                         1,036,233       985,278

 Transfer from other plan                            635,259            --
                                                 -----------   -----------

 Total additions                                  11,142,905    12,230,774
                                                 -----------   -----------


 Benefits paid to participants                    (2,826,947)   (2,659,826)

 Administrative expenses                              (5,293)       (4,279)
                                                 -----------   -----------

 Net increase in net assets available
  for benefits for the period                      8,310,665     9,566,669

 Net assets available for benefits, beginning
  of the period                                   47,134,078    37,567,409
                                                 -----------   -----------

 Net assets available for benefits, end
  of the period                                  $55,444,743   $47,134,078
                                                 ===========   ===========

        The accompanying notes are an integral part of this statement.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The AptarGroup, Inc., Profit Sharing and Savings Plan (the "Plan"), established on April 22, 1993, covers eligible full-time employees of AptarGroup, Inc. and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

An employee becomes eligible to participate at the beginning of each quarter after the completion of six months of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 16 percent of earnings (subject to Internal Revenue Code limitations). Participants' earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually by the Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

Investment funds available that participants may select include the Money Market Fund, Magellan Fund, Managed Income Fund, Growth and Income Fund, Overseas Fund, Asset Manager and the AptarGroup Stock Fund. A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Money Market Fund and Managed Income Fund.

Fidelity Management Trust Company is the trustee for the AptarGroup, Inc. Profit Sharing and Savings Plan, which includes separately the Money Market Fund, Magellan Fund, Growth and Income Fund, Managed Income Fund, Overseas Fund, Asset Manager Fund and AptarGroup Stock Fund.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a participant terminates employment for any reason other than retirement after age 65, death, or disability, the nonvested amounts of the Employer contributions will be used to reduce contributions of the Employer. Nonvested amounts for participants who terminate employment for any reason other than retirement after age 65, death, or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in services as defined by the Plan agreement.

Further information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description, which is available from the Plan Administrator.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Basis of Presentation
---------------------
Certain previously reported amounts have been reclassified to conform to the current period presentation.

Valuation of Investments
------------------------

All investments are stated at current market prices in actively traded markets. Participant loans are valued at cost, which approximates fair market value.

Contributions
-------------

Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation consists of realized and unrealized gains and losses. Realized gains and losses are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis, revalued at each year-end. Unrealized gains and losses are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year. Net realized gains for the years ended December 31, 1999 and 1998 were $165,293 and $485,401, respectively.

Benefit Payments
----------------

The plan follows the method of accounting for benefit payment obligations to terminated employees based upon American Institute of Certified Public Accountants ("AICPA") guidance for accounting and disclosure by employee benefit plans. Based on this accounting method, participant distributions payable at year-end are not presented as a liability in the Statement of Net Assets Available for Benefits or as benefit payments in the Statement of Changes in Net Assets Available for Benefits. This treatment results in a difference between benefit payments in the Plan's Form 5500 and the benefit payments in the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                December 31,
                                                            1999           1998
                                                          ----------   ------------
Net assets available for benefits
 per the financial statements                          $  55,444,743   $ 47,134,078

Amounts allocated to withdrawing
 participants                                             (4,653,265)    (2,610,329)
                                                       -------------   ------------

Net assets available for benefits per the Form 5500    $  50,791,478   $ 44,523,749
                                                       =============   ============

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the form 5500:

                                             Year ended December 31, 1999
Benefits paid to participants per
 the financial statements                                   $   2,826,947


Add:  Amounts allocated to withdrawing
 participants at December 31, 1999                              4,653,265

Less:  Amounts allocated to withdrawing
 participants at December 31, 1998                             (2,610,329)
                                                            --------------

Benefits paid to participants per
 the Form 5500                                              $   4,869,883
                                                            =============

Trustee and Administrative Expenses
-----------------------------------

Expenses incurred in the administration of the Plan, except for loan service fees, which are paid by the participants, are paid by the Company.


NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Party-in-interest transactions consisted of loans made to participants and investments in the AptarGroup Stock Fund. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

The Plan provides that a participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the participant's vested account balance or $50,000. Each participant loan is evidenced by a note and is considered an investment to that participant's respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent (at December 31, 1999 interest rates on outstanding notes ranged from 8.75% to 10.0%) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------

The Internal Revenue Service has determined, and informed the Company by a letter dated March 27, 1995 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN
------------------------------------------

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment.

Employer contributions may be discontinued and the Company may terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


 NOTE 6 - INVESTMENTS:
 ---------------------

 The cost and market value of investments at December 31, 1999 and 1998 are as follows:

                                                             Market
          1999 Investments                       Cost        Value
------------------------------------         -----------  -----------
Money Market Fund
 Fidelity Money Market Fund,
 7,325,805 shares                            $ 7,325,805  $ 7,325,805
Magellan Fund
 Fidelity Magellan Fund Portfolio,
 182,028 shares                               16,537,399   24,870,474
AptarGroup Stock Fund
 AptarGroup, Inc. Stock,
 207,523 shares                                4,151,291    5,214,009
Growth and Income Fund
 Fidelity Growth and Income
 Portfolio #027-0254927262,
 273,098 shares                                9,172,066   12,879,284
Managed Income Fund
 Fidelity Managed Income,
 1,958,298 shares                              1,958,298    1,958,298
Overseas Fund
 Fidelity Overseas Fund
 21,519 shares                                   787,389    1,033,146
Asset Manager Fund
 Fidelity Asset Manager
 44,055 shares                                   787,507      809,725
Participant Loans
 Range of interest rates 8.75-10%                      0    1,354,002
                                             -----------  -----------

                                             $40,719,755  $55,444,743
                                             ===========  ===========

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------

                                                                 Market
            1998 Investments                         Cost         Value
-------------------------------------             -----------  -----------
 Money Market Fund
  Fidelity Money Market Fund,
  6,220,669 shares                                $ 6,220,669  $ 6,220,669
 Magellan Fund
  Fidelity Magellan Fund Portfolio,
  160,631 shares                                   13,090,938   19,407,493
 AptarGroup Stock Fund
  AptarGroup, Inc. Stock,
  201,619 shares                                    3,717,325    5,658,022
 Growth and Income Fund
  Fidelity Growth and Income
  Portfolio #027-0254927262,
  247,463 shares                                    7,567,928   11,343,711
 Managed Income Fund
  Fidelity Managed Income,
  2,155,435 shares                                  2,155,435    2,155,435
 Overseas Fund
  Fidelity Overseas Fund
  19,942 shares                                       669,565      717,505
 Asset Manager Fund
  Fidelity Asset Manager
  19,641 shares                                       355,683      341,549
 Participant Loans
  Range of interest rates 8-10%                             0    1,289,694
                                                  -----------  -----------

                                                  $33,777,543  $47,134,078
                                                  ===========  ===========


 NOTE 7 - TRANSFER OF ASSETS:
 ----------------------------

 During 1999, net assets of $635,259 were transferred from the Liquid Molding Systems, Inc. 401(k) Plan.

                                                                      Schedule I


                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1999
                              --------------------

                                                                Number of
            Party Involved                  Description          Shares
---------------------------------------     ------------        ---------
 Fidelity Money Market
  Trust Retirement
  Government Money Market
  Portfolio                                 Mutual Fund         7,325,805

 Fidelity Magellan Fund
  Portfolio                                 Mutual Fund           182,028

 AptarGroup, Inc. Stock*                    Common Stock          207,523

 Fidelity Growth and Income
  Portfolio #027-0254927262                 Mutual Fund           273,098

 Fidelity Managed Income
  Fund                                      Mutual Fund         1,958,298

 Fidelity Overseas Fund                     Mutual Fund            21,519

 Fidelity Asset Manager                     Mutual Fund            44,055

 Participant Loans*                         Loan                       --
  Range of interest rates 8.75% - 10%

* Party-in-interest

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1999
                              --------------------

                                                           Market
             Party Involved                    Cost         Value
---------------------------------------    -----------    -----------
 Fidelity Money Market Trust
 Retirement Government Money
 Market Portfolio                          $        --    $ 7,325,805

 Fidelity Magellan Fund Portfolio                   --     24,870,474

 AptarGroup, Inc. Stock*                            --      5,214,009

 Fidelity Growth and Income
  Portfolio #027-0254927262                         --     12,879,284

 Fidelity Managed Income Fund                       --      1,958,298

 Fidelity Overseas Fund                             --      1,033,146

 Fidelity Asset Manager                             --        809,725

 Participant Loans*                                 --      1,354,002
                                           -----------    -----------
  Range of interest rates 8.75% - 10%

 Total Assets Held for Investment          $        --    $55,444,743
                                           ===========    ===========

*Party-in-interest

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1998
                              --------------------

                                                          Number of
          Party Involved                  Description      Shares
------------------------------------      ------------    ---------
 Fidelity Money Market
  Trust Retirement
  Government Money Market
  Portfolio                               Mutual Fund     6,220,669

 Fidelity Magellan Fund
  Portfolio                               Mutual Fund       160,631

 AptarGroup, Inc. Stock*                  Common Stock      201,619

 Fidelity Growth and Income
  Portfolio #027-0254927262               Mutual Fund       247,463

 Fidelity Managed Income
  Fund                                    Mutual Fund     2,155,435

 Fidelity Overseas Fund                   Mutual Fund        19,942

 Fidelity Asset Manager                   Mutual Fund        19,641

 Participant Loans*                       Loan                   --
  Range of interest rates 8% - 10%


* Party-in-interest

                                APTARGROUP, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                        -------------------------------

                      ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1998
                              --------------------

                                                                 Market
         Party Involved                         Cost              Value
------------------------------------         -----------       -----------
 Fidelity Money Market Trust
 Retirement Government Money
 Market Portfolio                            $        --       $ 6,220,669

 Fidelity Magellan Fund Portfolio                     --        19,407,493

 AptarGroup, Inc. Stock*                              --         5,658,022

 Fidelity Growth and Income
  Portfolio #027-0254927262                           --        11,343,711

 Fidelity Managed Income Fund                         --         2,155,435

 Fidelity Overseas Fund                               --           717,505

 Fidelity Asset Manager                               --           341,549

 Participant Loans*                                   --         1,289,694
                                             -----------       -----------
  Range of interest rates 8% - 10%

 Total Assets Held for Investment            $        --       $47,134,078
                                             ===========       ===========


*Party-in-interest

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    AptarGroup, Inc.


                    By:  AptarGroup, Inc., as Plan Administrator


                    By:  /s/ Lawrence Lowrimore
                    ---------------------------
                    Lawrence Lowrimore
                    Vice President-Human Resources


June 23, 2000

                                 EXHIBIT INDEX

Exhibit No.          Description                          Sequential Page No.
-----------          -----------                          -------------------

23                   Consent of Independent Accountants            17